P.E.
4-01-02

0-21978

02032324

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

FUTUREMEDIA PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

Media House, Arundel Road, Walberton, Arundel, West Sussex BN18 0QP, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b).

YES ________ NO ___X___

Exhibit 1	Cautionary Statement for the purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.
Exhibit 2	April 15, 2002 Press Release Announcing that Futuremedia PLC Expands Service Capability Through Acquisition of Professional Services Company C2W Limited.
Exhibit 3	April 25, 2002 Press Release Announcing that Futuremedia PLC Strengthens Board with Four New Appointments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public limited company

By: ______________________

Mats Johansson
Chief Executive Officer

Date: 29 April 2002

EXHIBIT 1

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.

EXHIBIT 2

ARUNDEL, England - 15 April, 2002

Futuremedia PLC Expands Service Capability Through Acquisition of Professional Services Company C2W Limited.

ARUNDEL, England, April 15, 2002 – E-learning solutions provider Futuremedia PLC (Nasdaq: FMDAY - news) today announced that the Board of Futuremedia and the Board of professional services company C2W Limited have agreed for Futuremedia to acquire C2W subject to approval by the shareholders of C2W.

C2W professional service business is expected to complement Futuremedia's core business and enhance the company's position as a single source provider of e-learning solutions. The proposed all-share deal values C2W at approximately 1.5% of outstanding Futuremedia stock. C2W will be integrated into Futuremedia and will operate as Futuremedia Professional Services. David Denley, presently Managing Director of C2W will take up the position as Director of Futuremedia Professional Services. Stephen Pillinger, presently a Director of C2W, will take up the position as Director of Operations at Futuremedia PLC.

Mats Johansson, CEO of Futuremedia, said: "C2W's professional service business is a key building block in our strategy to deliver integrated e- learning solutions. We have actively worked to engage with our customers earlier in their decision making process. To do this well we need to bring knowledge, specific to the business process, together with our e-learning expertise. C2W has substantial management expertise and contacts in the area of resource management, environment, property together with health and safety that will provide Futuremedia Professional Services with the first business- process specific practice." Mr. Johansson also commented, "As with our earlier acquisition of PalmTeach we have for some time worked with C2W and I expect our professional service business to grow rapidly and contribute positively towards our return to profitability within the coming three quarters."

David Denley, Managing Director of C2W Limited, commented: "The acquisition of C2W by Futuremedia represents a much needed opportunity to deliver knowledge management and e-learning to the environmental and property sectors. The demands being placed on industry through increased legislation and concerns about potential future liability issues highlight the need for companies to know more and to have greater access to reliable information." Mr. Denley also commented, "We believe that this acquisition will strengthen Futuremedia management, provide an excellent opportunity to maximize the capabilities of both organizations and will promote the development of improved industry standards."

David Denley has considerable experience of the waste management and environmental sectors having been the Environmental Affairs Manager for IBM Europe Middle East and Africa for over 13 years. He was also responsible for helping establish the first independent UK waste facility auditing association in the early 1990's. David brings a network of contacts across Europe which will enrich Futuremedia's opportunity of a total solutions provider to large corporates.

About C2W Limited

C2W Limited was formed in May 2000 to provide a range of professional and knowledge management services for industry. C2W have developed their own unique web-based information service providing Environment Agency data as a value added reseller to UK-based resource management companies. C2W have worked with corporate and multinational organisations including Johnson & Johnson, BP, Honeywell, GlaxoSmithKline and leading property organisations.

About Futuremedia

Futuremedia PLC is a proven provider of innovative and effective e-learning solutions to corporate clients including Consignia, Ford Motor Company and BT. Futuremedia develops and markets the easycando(TM) range of e-learning solutions that integrate market-leading content, learning management technology, professional services and support. Easycando solutions can be delivered over an intranet basis or on a hosted ASP basis. Solution partners include SmartForce, Centra Software, SkillSoft and NETg. The easycando technology platform builds on the proven performance of Solstra, the learning management system (LMS) co-developed by Futuremedia\ and BT. Solstra 2000 is the UK's first AICC certified LMS.

Futuremedia can be found on the Web at www.futuremedia.co.uk. Easycando can be found at www.easycando.com.

This press release contains forward-looking information that involves risks and uncertainties, including statements about the Company's pland, objectives, expectations and intentions. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those set forth in the forward-looking statements. The risks and uncertainties include, without limitation, the ability of the Company to obtain additional financing, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

Contacts:

Media: Kay Phelps
+44(0)1932-761 889
e-mail: kay.phelps@btinternet.com

Investor Relations: Mats Johansson
+44(0)1243-555 000
e-mail: mats.johansson@futuremedia.co.uk

EXHIBIT 3

ARUNDEL, England - 25 April, 2002

Futuremedia PLC Strengthens Board with Four New Appointments.

ARUNDEL, England, April 25, 2002 – E-learning solutions provider Futuremedia PLC (Nasdaq: FMDAY - news) today announced four new appointees to its Board of Directors. At the same time, Mr. J Vandamme, a director since 1998, was appointed Chairman, having been acting chairman since the resignation of Mr. J Gibbs in September 2001, and a key driver in the company's recent restructuring.

Mr. S Pillinger joins the Board as Executive Director of Operations. Mr Pillinger is a Chartered Engineer, formerly with IBM, and until recently managing director of a UK based project management company, with extensive knowledge of the property and environmental resource industries and broad management experience.

Dr. P Copeland MBE, original founder of Futuremedia PLC, rejoins the Board in a non-executive capacity as President, actively representing and promoting the company in all areas of the UK and European e-learning community. Dr. Copeland is a recognised pioneer of media-based learning in Europe. He received his Ph.D for research in the development of interactive media and holds several honorary positions in the field.

Mr. D Bailey joins the board in a non-executive capacity, but will, through his wide association with manufacturing, property development, IT and services businesses, significantly strengthen and support the operational management of the company. Mr. Bailey, has formerly worked for both Ernst & Young and Coopers & Lybrand, specialising in the turnaround market and business development, and now has his own independent consultancy business providing advice on business growth strategies and delivering profitability to largely bank-led clients.

Mr. M Johansson rejoins the Board and remains CEO. Mr. Johansson, together with Mr. Vandamme, was instrumental in securing the additional financing and acquisitions recently announced, and is a key component in the company's return to profitability plan.

Rolf Herter, a director since November 2001: "I am delighted with the appointments made. It is clear from the backgrounds of the new members that their capabilities in terms of skills and knowledge, together with their enthusiasm mean that the contribution the Board can make has been significantly enhanced. Together with the existing members, all are absolutely committed to supporting the planned return to profitability, and the fact that all the new members are based in the UK will provide close operational support." Cornelis Wit, a director since 1997, is also enthusiastic about the new appointments: "After the uncertainties of the last few months there is a new energy within the Board and a very clear determination to achieve consistent, sustainable and profitable growth from existing and new revenue streams."

About Futuremedia

Futuremedia PLC is a proven provider of innovative and effective e-learning solutions to corporate clients including Consignia, Ford Motor Company and BT. Futuremedia develops and markets the easycando(TM) range of e-learning solutions that integrate market-leading content, learning management technology, professional services and support. Easycando solutions can be delivered over an intranet basis or on a hosted ASP basis. Solution partners include SmartForce, Centra

Software, SkillSoft and NETg. The easycando technology platform builds on the proven performance of Solstra, the learning management system (LMS) co-developed by Futuremedia\ and BT. Solstra 2000 is the UK's first AICC certified LMS.

Futuremedia can be found on the Web at http://www.futuremedia.co.uk. Easycando can be found at http://www.easycando.com.

This press release contains forward-looking information that involves risks and uncertainties, including statements about the Company's plans, objectives, expectations and intentions. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those set forth in the forward-looking statements. The risks and uncertainties include, without limitation, the ability of the Company to obtain additional financing, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

Contacts:

Media: Kay Phelps
+44(0)1932-761 889
e-mail: kay.phelps@btinternet.com

Investor Relations: Mats Johansson
+44(0)1243-555 000
e-mail: mats.johansson@futuremedia.co.uk